Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

VAC Front Line Sales Executive Communication

Good Morning Everyone,

We all learned of some very exciting news this morning. You have likely seen the company-wide communications from Steve, but if you haven’t, I encourage you to review the materials and video he sent at your earliest convenience. I want to clarify a few items that may be a little more specific to our Sales and Marketing Operations.

•	The first thing to emphasize is that while we have announced an exciting transaction, the acquisition of ILG will not be completed until later this year. Until then, things should remain business as usual. We will continue to operate as two separate companies, and our job is to keep our focus on the performance of Marriott Vacations Worldwide.

•	Representations about our product do not change as a result of this announcement. No one should speculate about the impact this transaction could have on our products or any future benefits it may bring. Our industry is highly regulated, and unauthorized representations can result in both extended rescission rights for the purchaser and potential legal liability for the Company.

•	Per policy, no one should speak with the media or opine on social media about this pending transaction.

The short answer to inquiries is that we are incredibly excited about our future, but beyond the talking points that have already been provided to the sales force, there is no further information to share at this time. You can also emphasize that we are committed to doing what is best for the customers of both companies for the long term and will keep customers informed as appropriate.

You should now be armed with everything you need to handle questions and properly represent this situation, both internally and externally. If you receive questions for which you don’t have answers, it’s OK to acknowledge that many decisions have not yet been made. Importantly, please do not speculate! We will be working hard to bring this transaction to a close before year-end and will share additional information as things develop and it is appropriate to do so.

We are very excited about the future at MVW!

Brian

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (“ILG”) and Marriott Vacations Worldwide Corporation’s (the “Company”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and the Company; our beliefs relating to value creation as a result of a potential combination of ILG and the Company; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and the Company’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as

“may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and the Company, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and the Company will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and the Company described in their respective filings with the SEC, when reviewing any forward-looking statement . These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to ILG’s stockholders and the Company’s stockholders for their consideration. In connection with the proposed transaction, the Company will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and the Company’s stockholders to be filed with the SEC. ILG will mail the joint proxy statement/prospectus to its stockholders, the Company will mail the joint proxy statement/prospectus to its stockholders and ILG and The Company will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials the Company and ILG file with the SEC.